September 8, 2014

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:    Larry Spirgel, Assistant Director
Kathryn T. Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Emily Drazan, Staff Attorney

Re:	NETGEAR, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended March 30, 2014
Filed May 6, 2014
Response dated August 27, 2014
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of August 29, 2014, which letter set forth additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on February 25, 2014 and the Form 10-Q filed by the Company with the Commission on May 6, 2014, with the file number set forth above, as well as the Company’s prior response letter to the Staff dated August 27, 2014. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Note 8. Income Taxes, page 81

1.    We note your response to comment 1. While your book entries had no impact on pre-tax income in consolidation, they would have resulted in the correction of current and deferred income taxes in prior periods. In recording the tax adjustment, tell us how you considered the guidance in ASC 250-10-45-22.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

RESPONSE: We respectfully advise the Staff that, as noted in the Company’s previous response to comment 1 in its August 27th letter, adjustments made to the intercompany payable and receivable accounts on the books of certain legal entities were made in connection with the resolution of an Internal Revenue Service (IRS) examination of the Company’s 2008 and 2009 tax years. Under ASC 740-10-25-6, the estimated income tax effect of all issues disputed in the examination were timely accounted for and recorded in prior periods up to the closing of the examination based on judgments made and information available in each respective period. Accordingly, we respectfully concluded that the guidance in ASC 250-10-45-22 was inapplicable to our situation, as there was no correction of an error from a prior period, and that subsequent changes to the intercompany accounts to reflect transfer pricing adjustments made by the IRS have no impact on either the current or the deferred income tax in any prior period.

Form 10-Q for the Quarter Ended March 30, 2014
5. Product Warranties, page 13

2.    We note your response to comment 2. You state that shipments to retail customers located in the Americas decreased 13.2% during the three months ended March [30], 2014 when compared with 2013. However, on page 36, you reported a 24.3% revenue growth in the Americas. Please tell us how you experienced significant revenue growth in the Americas, despite a 13.2% decline in shipments.

RESPONSE: We supplementally advise the Staff that shipments to the Company’s retail customers located in the Americas decreased 13.2% during the three months ended March 30, 2014 compared to the three months ended March 31, 2013. These customers predominantly sell products from the Company’s Retail Business Unit. Although the Company experienced a decline in shipments to its retail customers located in the Americas and a resulting decline in its Retail Business Unit net revenue in the Americas of 9.2%, that decline was more than offset by net revenue increases in the Company’s Service Provider and Commercial Business Units of 105.9% and 6.0%, respectively. The increase in the Service Provider Business Unit in the Americas was primarily due to sales of mobile products acquired through the acquisition of the AirCard division of Sierra Wireless, Inc., which closed on April 2, 2013. Net revenue from the AirCard business was not included in the Company’s financial results for the three months ended March 31, 2013 because the acquisition occurred subsequent to that quarter end.

We hope that the above responses clarify these matters. Should you have any questions regarding these responses, please contact the undersigned at 408-890-3055 or akim@netgear.com, or Christine Gorjanc, the Company’s Chief Financial Officer, at 408-890-3062 or cgorjanc@netgear.com.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim

Andrew W. Kim
Senior Vice President, Corporate Development and General Counsel